# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OFFERPAD SOLUTIONS INC., CIK 0001825024
CUSIP: 67623L109
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 433 S. Farmer Avenue, Suite 500, Tempe, Arizona (AZ), 85281
Date of event which requires filing of this statement: 09/30/2025
Filed by CIK 0001663221
Persons authorized to receive notices and communications: Scott Powers, 2400 Market Street, Suite 302, Philadelphia, Pennsylvania (PA), 19103, (267) 298-5495

## Reporting persons
- LL Capital Partners I, L.P. (CIK 0001663221): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 866,372; shared voting power 0; sole dispositive power 866,372; shared dispositive power 0; aggregate amount beneficially owned 866,372 (2.8% of the class)
  Comment: Based on 30,583,561 shares of Class A Common Stock, $0.0001 par value per share ("Common Stock") outstanding as of August 18, 2025, as disclosed in the Issuer's prospectus supplement Filed pursuant to Rule 424(b)(3), Registration No. 333-289758, dated September 2, 2025.
- SIF V, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LLCP I SLP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 931,385; shared voting power 0; sole dispositive power 931,385; shared dispositive power 0; aggregate amount beneficially owned 931,385 (3.05% of the class)
  Comment: Based on 30,583,561 shares of Class A Common Stock, $0.0001 par value per share ("Common Stock") outstanding as of August 18, 2025, as disclosed in the Issuer's prospectus supplement Filed pursuant to Rule 424(b)(3), Registration No. 333-289758, dated September 2, 2025.
- LLSO SLP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 16,012; shared voting power 0; sole dispositive power 16,012; shared dispositive power 0; aggregate amount beneficially owned 16,012 (0.05% of the class)
  Comment: Based on 30,583,561 shares of Class A Common Stock, $0.0001 par value per share ("Common Stock") outstanding as of August 18, 2025, as disclosed in the Issuer's prospectus supplement Filed pursuant to Rule 424(b)(3), Registration No. 333-289758, dated September 2, 2025.
- Roberto Sella (CIK 0001770593): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,903,741; shared voting power 0; sole dispositive power 3,903,741; shared dispositive power 0; aggregate amount beneficially owned 3,903,741 (12.76% of the class)
  Comment: Based on 30,583,561 shares of Class A Common Stock, $0.0001 par value per share ("Common Stock") outstanding as of August 18, 2025, as disclosed in the Issuer's prospectus supplement Filed pursuant to Rule 424(b)(3), Registration No. 333-289758, dated September 2, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: OFFERPAD SOLUTIONS INC.
Address of issuer's principal executive offices: 433 S. Farmer Avenue, Suite 500, Tempe, Arizona (AZ), 85281
Comment: This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends the Schedule 13D filed on September 13, 2021 (the "Original Filing") as amended by the Amendment No. 1 filed on April 5, 2023 ("Amendment No. 1" and together with the Original File and Amendment No. 2, the "Schedule 13D"). Except as otherwise specified in this Amendment No. 2, all items in the Original Schedule 13D, as amended by the Prior Amendment, are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendment.

## Item 2. Identity and Background
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

LL Capital Partners I, L.P.

LLCP I SLP, L.P.

SIF V, LLC

LLSO SLP, LLC

Roberto Sella

LL Capital Partners I, L.P. ("LL Capital"), a Delaware limited partnership, directly owns 866,372 shares of Common Stock. SIF V, LLC, a Delaware limited liability company, directly owns 0 shares of Common Stock. LLCP I SLP, L.P., a Delaware limited partnership and limited partner of LL Capital, directly owns 931,385 shares of Common Stock. LLSO SLP, LLC, a Delaware limited liability company and limited partner of LL Capital, directly owns 16,012 shares of Common Stock. LLCP I GP, LLC is the general partner of LL Capital and exercises voting and dispositive power over the shares held by LL Capital. LLCP I SLP GP, LLC is the general partner of LLCP I SLP, L.P., and exercises voting and dispositive power over the shares held by LLCP I SLP, L.P. Roberto Sella is the sole manager of LLCP I GP, LLC, managing member of LLCP I SLP GP, LLC, and sole member of LLCP I SLP, L.P. and LLSO SLP, LLC, and may be deemed to have voting and dispositive power over the shares held by the foregoing persons. Collectively, the reporting persons hold approximately 18.7% of the issued and outstanding Common Stock.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated as follows:

On September 30, 2025, LL Capital Partners I, L.P. SIF V, LLC each completed an in-kind distribution of 5,312,646 shares of Common Stock of the Issuer and 504,313 shares of Common Stock of the Issuer, respectively to the limited partners of LL Capital Partners I, L.P. and SIF V, LLC. Following this distribution, SIF V, LLC holds no shares of Common Stock of the Issuer. The distribution by LL Capital Partners I, L.P. included 931,385 shares to LLCP I SLP, L.P., 16,012 shares to LLSO SLP, LLC, and 764,858 shares to Roberto Sella.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto), and in Items 2 and 3 of this amendment, are incorporated by reference into this Item 5.

Except as specifically stated herein, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D or a member of a "group" with any other person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto), and in Items 2 and 3 of this amendment, are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: On September 30, 2025, LL Capital Partners I, L.P. SIF V, LLC each completed an in-kind distribution of 5,312,646 shares of Common Stock of the Issuer and 504,313 shares of Common Stock of the Issuer, respectively to the limited partners of LL Capital Partners I, L.P. and SIF V, LLC. Following this distribution, SIF V, LLC holds no shares of Common Stock of the Issuer. The distribution by LL Capital Partners I, L.P. included 931,385 shares to LLCP I SLP, L.P., 16,012 shares to LLSO SLP, LLC, and 764,858 shares to Roberto Sella.

## Signatures
- LL Capital Partners I, L.P.: /s/ Roberto Sella, Sole Manager (10/02/2025)
- SIF V, LLC: /s/ Roberto Sella, Sole Manager (10/02/2025)
- LLCP I SLP, L.P.: /s/ Roberto Sella, Managing Member (10/02/2025)
- LLSO SLP, LLC: /s/ Roberto Sella, Sole Manager (10/02/2025)
- Roberto Sella: /s/ Roberto Sella, Roberto Sella (10/02/2025)